UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Xie Tao
Name:	Xie Tao
Title:	Chief Executive Officer

Date: December 3, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

Exhibit 99.1
Agria Corporation Class Action Suit Dismissed
Beijing, China — December 2, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agri-solutions provider, today announced that the U.S. District Court for the Southern District of New York has dismissed the class action lawsuit against the Company and the underwriters defendants, and the Court issued a judgment in favor of Agria and the underwriter defendants. Plaintiffs have 30 days to appeal the Court’s decision.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China: John Layburn Chief Strategy and Compliance Officer China Tel: 86-10-8438 1031 john.layburn@agriacorp.com	In the U.S.: David Pasquale Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com